

New York Stock Exchange
11 Wall Street
New York, NY  10005

October 5, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FIRSTMARK HORIZON ACQUISITION CORP., under the Exchange Act of 1934.

- Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

- Class A common stock, par value $0.0001 per share

- Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50


Sincerely,